Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

September 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 747

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on August 12, 2020, regarding Post-Effective Amendment No. 747 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Trust”), which is also Post-Effective Amendment No. 748 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 26, 2020 to register a new series of the Trust called the Invesco NASDAQ Next Gen 100 ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. In addition, in response to the SEC’s request, a completed fee table and expense example for the Fund are included in Appendix A to this letter.

1. Comment:	The “Principal Investment Strategies” states that the Underlying Index includes “companies listed on The Nasdaq Stock Market that are next-eligible for inclusion in the NASDAQ-100 Index.” Clarify the term “next-eligible.”

Response:	We have amended the disclosure to clarify the term cited by the staff, as follows:

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 29, 2020

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. (“Nasdaq” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which is comprised of securities of the next generation of Nasdaq-listed non-financial companies; that is, the largest ~~top~~ 100 Nasdaq-listed companies ~~listed on~~ outside of ~~The Nasdaq Stock Market that are next-eligible for inclusion in~~ the NASDAQ-100 Index® (the “NASDAQ-100”), based on market capitalization.

To be eligible for inclusion in the Underlying Index, a security must meet the existing eligibility criteria of the NASDAQ-100, an index that measures the performance of 100 of the largest domestic and international nonfinancial companies by market capitalization on The Nasdaq Stock Market. Securities meeting the NASDAQ-100 Index eligibility criteria are ranked by market capitalization, with the largest 100 securities not currently in the NASDAQ-100 Index selected for inclusion in the Underlying Index.

Security types generally eligible for inclusion in the Underlying Index are common stocks, ordinary shares, tracking stocks, shares of beneficial interest, limited partnership interests, as well as American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers. The Underlying Index may include companies from all major sectors, except for companies that are classified as “financials” according to the Industry Classification Benchmark (“ICB”) (i.e., it excludes companies under ICB Industry Code 8000). The Underlying Index may include Nasdaq-listed securities of both U.S. and foreign companies, including foreign companies located in emerging market countries.

The Underlying Index weights its component securities using a “modified market capitalization-weighted” methodology, which is a hybrid between equal weighting and conventional capitalization weighting. Under this methodology, no issuer may exceed 4% of the weight of the Underlying Index.

As of August 31, 2020, the Underlying Index was comprised of 98 constituents with market capitalizations ranging from $2.2 billion to $127.4 million.

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 29, 2020

2. Comment:	The section “Additional Information About the Fund’s Strategies and Risks” in the statutory prospectus discloses that “[s]tock types generally eligible for inclusion in the Underlying Index are common stocks, ordinary shares and tracking stocks, as well as American Depositary Receipts that represent securities of non-U.S. issuers.” Please include similar disclosure in the “Principal Investment Strategies” section in the summary prospectus.

Response:	We have amended the disclosure to include that language, as set forth in the response to comment no. 1.

3. Comment:	Please clarify how the Underlying Index weights its component securities. Please confirm whether the Index Provider uses a modified market capitalization weighting strategy.

Response:	We have amended the disclosure to include that language, as set forth in the response to comment no. 1.

4. Comment:	Please disclose in the summary prospectus how often the Underlying Index is rebalanced and reconstituted, as well as whether the Fund will follow the same schedule.

Response:

We have considered the staff’s request and respectfully decline to make any changes at this time. While the rebalance schedule for the Underlying Index may be of importance to investors, we do not believe it constitutes a principal investment strategy of the Fund. Therefore, we decline to include that information in the Fund’s summary prospectus. Nevertheless, we note that the Fund includes such disclosure in the statutory portion of the prospectus, in the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies.”

5. Comment:	Supplementally, please confirm that the Fund will be non-diversified.

Response:	We confirm that the Fund will commence operations as a non-diversified Fund.

6. Comment:	The prospectus discloses Mid-Capitalization Company Risk as a principal risk of the Fund. Please confirm and clarify, as necessary, whether the “next eligible” securities consist only of large capitalization securities.

Response:	We confirm that the Underlying Index includes securities of mid-capitalization companies.

7. Comment:	Please include further disclosure discussing the international companies in the Underlying Index, including whether such companies are located in developed or emerging market countries. In general, how many companies in the Underlying Index are non-U.S. companies?

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 29, 2020

Response:

As set forth in the response to comment no. 1, we have amended the disclosure to include additional language regarding foreign companies included in the Underlying Index. In addition, “Foreign Investment Risk” has been added as a principal risk of the Fund and “Emerging Markets Investment Risk” has been added an additional risk of the Fund.

We note supplementally that, as of August 31, 2020, securities of foreign companies comprised approximately 19.5% of the Underlying Index, and the Underlying Index did not have material exposure to securities of foreign companies located in emerging markets.

8. Comment:	In the sections “Summary Information—Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund,” please consider rearranging the order in which the principal risks are presented, to prioritize those that are most likely to adversely affect the Fund’s NAV, yield and total return.

Response:	We will consider the staff’s request across the Invesco ETF complex, but respectfully decline to make the requested change at this time.

9. Comment:	The disclosure indicates that the Underlying Index, and consequently the Fund, may hold securities of non-U.S. companies. Therefore, please consider disclosing investments in foreign companies as a principal investment risk of the Fund.

Response:	As noted in response to comment no. 7, we have added “Foreign Investment Risk” as a principal risk of the Fund.

10. Comment:	Please confirm whether “Mid-Capitalization Company Risk” is a principal risk of the Fund.

Response:	As noted in our response to comment no. 6, certain of the securities included in the Underlying Index are issued by companies of mid-capitalization. As such, we confirm that investment in mid-capitalization companies is a principal risk of the Fund.

11. Comment:	Please clarify if the risks disclosed in the section titled “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund” are principal or non-principal risks of the Fund.

Response:	We confirm that the section “Additional Risks of Investing in the Fund” discloses risks that the Fund considers to be non-principal risks.

*                *                 *                *

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (314) 971-3985 or Mark Greer at (312) 964-3505.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 29, 2020

Sincerely,

/s/ William McAllister
William McAllister Counsel

cc:	Adam Henkel, Esq.

Abigail Murray, Esq.

Eric Purple, Esq.

Mark Greer, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.15%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.15%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$15	$48